US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

May 21, 2020

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that BT Group plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2020, which was filed with the US Securities and Exchange Commission on May 21, 2020.

Respectfully submitted,

BT Group plc

/s/ Rachel Canham

Rachel Canham

Company Secretary & General Counsel, Governance